Exhibit 2.d

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of Copa Holding’s capital stock and a brief summary of certain significant provisions of Copa Holding’s Articles of Incorporation. This description contains all material information concerning the common stock but does not purport to be complete. For additional information regarding the common stock, reference is made to the Articles of Incorporation, a copy of which has been attached as an exhibit to our annual report on Form 20-F.

For purposes of this section only, reference to “our” or “the Company” shall refer only to Copa Holdings and references to “Panamanians” shall refer to those entities or natural persons that are considered Panamanian nationals under the Panamanian Aviation Act, as it may be amended or interpreted.

Common Stock

Our authorized capital stock consists of 80 million shares of common stock without par value, divided into Class A shares, Class B shares and Class C shares. As of December 31, 2019, we had 33,835,747 Class A shares issued and 31,337,856 Class A shares outstanding; 10,938,125 Class B shares issued and outstanding, and no Class C shares outstanding. Class A and Class B shares have the same economic rights and privileges, including the right to receive dividends, except as described in this section.

Class A Shares

The holders of the Class A shares are not entitled to vote at our shareholders’ meetings, except in connection with the following specific matters:

•	a transformation of Copa Holdings into another corporate type;

•	a merger, consolidation or spin-off of Copa Holdings;

•	a change of corporate purpose;

•	voluntarily delisting Class A shares from the NYSE;

•	approving the nomination of Independent Directors nominated by our board of director’s Nominating and Corporate Governance Committee; and

•	any amendment to the foregoing special voting provisions adversely affecting the rights and privileges of the Class A shares.

At least 30 days prior to taking any of the actions listed above, we must give notice to the Class A and Class B shareholders of our intention to do so. If requested by shareholders representing at least 5% of our outstanding shares, the Board of Directors shall call an extraordinary shareholders’ meeting to approve such action. At the extraordinary shareholders’ meeting, shareholders representing a majority of all of the outstanding shares must approve a resolution authorizing the proposed action. For such purpose, every holder of our shares is entitled to one vote per share. See below under “—Shareholders Meetings”.

The Class A shareholders will acquire full voting rights, entitled to one vote per Class A share on all matters upon which shareholders are entitled to vote, if in the future our Class B shares ever represent fewer than 10% of the total number of shares of our common stock and the Independent Directors Committee shall have determined that such additional voting rights of Class A shareholders would not cause a triggering event referred to below. In such event, the right of the Class A shareholders to vote on the specific matters described in the preceding paragraph will no longer be applicable. The 10% threshold described in the first sentence of this paragraph will be calculated without giving effect to any newly issued shares sold with the approval of the Independent Directors Committee.

At such time, if any, as the Class A shareholders acquire full voting rights, the Board of Directors shall call an extraordinary shareholders’ meeting to be held within 90 days following the date as of which the Class A shares are entitled to vote on all matters at our shareholders’ meetings. At the extraordinary shareholders’ meeting, the shareholders shall vote to elect all 11 members of the Board of Directors in a slate recommended by the Nominating and Governance Committee. The terms of office of the directors that were serving prior to the extraordinary shareholders’ meeting shall terminate upon the election held at that meeting.

Class B Shares

Every holder of Class B shares is entitled to one vote per share on all matters for which shareholders are entitled to vote. Class B shares will be automatically converted into Class A shares upon the registration of transfer of such shares to holders which are not Panamanian as described below under “—Restrictions on Transfer of Common Stock; Conversion of Class B Shares”.

Class C Shares

Upon the occurrence and during the continuance of a triggering event described below in “—Aviation Rights Protections”, the Independent Directors Committee of our Board of Directors, or the Board of Directors as a whole if applicable, are authorized to issue Class C shares to the Class B holders pro rata in proportion to such Class B holders’ ownership of Copa Holdings. The Class C shares will have no economic value and will not be transferable except to Class B holders, but will possess such voting rights as the Independent Directors Committee shall deem necessary to ensure the effective control of the Company by Panamanians. The Class C shares will be redeemable by the Company at such time as the Independent Directors Committee determines that such a triggering event shall no longer be in effect. The Class C shares will not be entitled to any dividends or any other economic rights.

Restrictions on Transfer of Common Stock; Conversion of Class B Shares

The Class B shares may only be held by Panamanians, and upon registration of any transfer of a Class B share to a holder that does not certify that it is Panamanian, such Class B share shall automatically convert into a Class A share. Transferees of Class B shares will be required to deliver to us written certification of their status as a Panamanian as a condition to registering the transfer to them of Class B shares. Class A shareholders will not be required or entitled to provide such certification. If a Class B shareholder intends to sell any Class B shares to a person that has not delivered a certification as to Panamanian nationality and immediately after giving effect to such proposed transfer the outstanding Class B shares would represent less than 10% of our outstanding stock (excluding newly issued shares sold with the approval of our Independent Directors Committee), the selling shareholder must inform the Board of Directors at least ten days prior to such transfer. The Independent Directors Committee may determine to refuse to register the transfer if the Committee reasonably concludes, on the basis of the advice of a reputable external aeronautical counsel, that such transfer would be reasonably likely to cause a triggering event as described below. After the first shareholders’ meeting at which the Class A shareholders are entitled to vote for the election of our directors, the role of the Independent Directors described in the preceding sentence shall be exercised by the entire Board of Directors acting as a whole.

Also, the Board of Directors may refuse to register a transfer of stock if the transfer violates any provision of the Articles of Incorporation.

Tag-along Rights

Our Board of Directors shall refuse to register any transfer of shares in which CIASA proposes to sell Class B shares pursuant to a sale at a price per share that is greater than the average public trading price per share of the Class A shares for the preceding 30 days to an unrelated third-party that would, after giving effect to such sale, have the right to elect a majority of the Board of Directors and direct our management and policies, unless the proposed purchaser agrees to make, as promptly as possible, a public offer for the purchase of all outstanding Class A shares and Class B shares at a price per share equal to the price per share paid for the shares being sold by CIASA. While our Articles of Incorporation provide limited rights to holders of our Class A shares to sell their shares at the same price as CIASA in the event that a sale of Class B shares by CIASA results in the purchaser having the right to elect a majority of our board, there are other change of control transactions in which holders of our Class A shares would not have the right to participate, including the sale of interests by a party that had previously acquired Class B shares from CIASA, the sale of interests by another party in conjunction with a sale by CIASA, the sale by CIASA of control to more than one party, or the sale of controlling interests in CIASA itself.

Aviation Rights Protections

The Panamanian Aviation Act, including the related decrees and regulations, and the bilateral treaties between Panama and other countries that allow us to fly to those countries require that Panamanians exercise “effective control” of Copa and maintain “significant ownership” of the airline. The Independent Directors Committee has certain powers under our Articles of Incorporation to ensure that certain levels of ownership and control of Copa Holdings remain in the hands of Panamanians upon the occurrence of certain triggering events referred to below.

In the event that the Class B shareholders represent less than 10% of the total share capital of the Company (excluding newly issued shares sold with the approval of our Independent Directors Committee) and the Independent Directors Committee determines that it is reasonably likely that Copa’s or Copa Holdings’ legal ability to engage in the aviation business or to exercise its international route rights will be revoked, suspended or materially inhibited in a manner that would materially and adversely affect the Company, in each case as a result of such non-Panamanian ownership (each a triggering event), the Independent Directors Committee may take either or both of the following actions:

•	authorize the issuance of additional Class B shares to Panamanians at a price determined by the Independent Directors to reflect the current market value of such shares or

•

authorize the issuance to Class B shareholders such number of Class C shares as the Independent Directors Committee, or the Board of Directors if applicable, deems necessary and with such other terms and conditions established by the Independent Directors Committee that do not confer economic rights on the Class C shares.

Dividends

The payment of dividends on our shares is subject to the discretion of our Board of Directors. Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our Articles of Incorporation provide that all dividends declared by our Board of Directors will be paid equally with respect to all of the Class A and Class B shares. Our Board of Directors has adopted a dividend policy that provides for the payment of equal quarterly dividends, which amounts up to 40% of the previous year’s consolidated underlying net income to Class A and Class B shareholders. Our Board of Directors may, in its sole discretion and for any reason, amend or discontinue the dividend policy. Our Board of Directors may change the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends.

Shareholder Meetings

Ordinary Meetings

Our Articles of Incorporation require us to hold an ordinary annual meeting of shareholders within the first five months of each fiscal year. The ordinary annual meeting of shareholders is the corporate body that elects the Board of Directors, approves the annual financial statements of Copa Holdings and approves any other matter that does not require an extraordinary shareholders’ meeting. Shareholders representing at least 5% of the issued and outstanding common stock entitled to vote may submit proposals to be included in such ordinary shareholders meeting, provided the proposal is submitted at least 45 days prior to the meeting.

Extraordinary Meetings

Extraordinary meetings may be called by the Board of Directors when deemed appropriate. Ordinary and extraordinary meetings must be called by the Board of Directors when requested by shareholders representing at least 5% of the issued shares entitled to vote at such meeting. Only matters that have been described in the notice of an extraordinary meeting may be dealt with at that extraordinary meeting.

Vote required

Resolutions are passed at shareholders’ meetings by the affirmative vote of a majority of those shares entitled to vote at such meeting and present or represented at the meeting.

Notice and Location

Notice to convene the ordinary annual meeting or extraordinary meeting is given by publication in at least one national newspaper in Panama and at least one national newspaper widely read in New York City not less than 30 days in advance of the meeting. We intend to publish such official notices in a national journal recognized by the NYSE.

Shareholders’ meetings are to be held in Panama City, Panama unless otherwise specified by the Board of Directors.

Quorum

Generally, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing a simple majority of the issued shares eligible to vote on any actions to be considered at such meeting. If a quorum is not present at the first meeting and the original notice for such meeting so provides, the meeting can be immediately reconvened on the same day and, upon the meeting being reconvened, shareholders present or represented at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

Proxy Representation

Our Articles of Incorporation provide that, for so long as the Class A shares do not have full voting rights, each holder, by owning our Class A shares, grants a general proxy to the Chairman of our Board of Directors or any person designated by our Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting, provided that due notice was made of such meeting and that no specific proxy revoking or replacing the general proxy has been received from such holder prior to the meeting in accordance with the instructions provided by the notice.

Other Shareholder Rights

As a general principle, Panamanian law bars the majority of a corporation’s shareholders from imposing resolutions which violate its articles of incorporation or the law, and grants any shareholder the right to challenge, within 30 days, any shareholders’ resolution that is illegal or that violates its articles of incorporation or by-laws, by requesting the annulment of said resolution and/or the injunction thereof pending judicial decision. Minority shareholders representing at least 5% of all issued and outstanding shares have the right to require a judge to call a shareholders’ meeting and to appoint an independent auditor to examine the corporate accounting books, the background of the Company’s incorporation or its operation.

Shareholders have no pre-emptive rights on the issue of new shares.

Our Articles of Incorporation provide that directors will be elected in staggered two-year terms, which may have the effect of discouraging certain changes of control.

Listing

Our Class A shares have been listed on the NYSE under the symbol “CPA” since December 14,2005. The Class B shares and Class C shares will not be listed on any exchange unless the Board of Directors determines that it is in the best interest of the Company to list the Class B shares on the Panama Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A shares is Computershare Inc. Until the Board of Directors otherwise provides, the transfer agent for our Class B shares and any Class C shares is Galindo, Arias & Lopez, who maintains the share register for each class in Panama. Transfers of Class B shares must be accompanied by a certification of the transferee that such transferee is Panamanian.

Summary of Significant Differences between Shareholders’ Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law

Copa Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware
Directors

Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors.	Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.

(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to Take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to Take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if a quorum is not met a new meeting can be immediately called and a quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Panama	Delaware
Action by Written Consent. Panamanian law does not permit shareholder action without formally calling a meeting.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of a Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the Company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-Takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panamanian corporation law’s anti-takeover provisions apply only to companies that are:

(1) registered with the Superintendence of the Securities Market (Superintendencia del Mercado de Valores, or SMV) for a period of six months before the public offering,

(2) have over 3,000 shareholders, and

Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination”, including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder”, or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

Panama	Delaware
(3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000.

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes

(1) the name of the Company, the number of the shares that the buyer intends to acquire and the purchase price;

(2) the identity and background of the person acquiring the shares;

(3) the source and amount of the funds or other goods that will be used to pay the purchase price;

(4) the plans or project the buyer has once it has acquired the control of the Company;

(5) the number of shares of the Company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days;

(6) contracts, agreements, business relations or negotiations regarding securities issued by the Company in which the buyer is a party;

(7) contracts, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and

(8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the SMV within 45 days from the buyer’s initial delivery of the statement to the SMV. The SMV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The SMV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

Panama	Delaware
The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Previously Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.	No comparable provisions exist under Delaware law.

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished or extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.